UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(D) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported): September 23, 2004

BUTLER INTERNATIONAL, INC.
(Exact name of Registrant as specified in Charter)

Maryland	0-14951	06-1154321
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

110 Summit Avenue, Montvale, New Jersey 07645
(Address of Principal Executive Offices/Zip Code)

(201) 573-8000
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

- ☐ Written communications pursuant to Rule 425 under the Securities Act
- ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act
- ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
- ☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

BUTLER INTERNATIONAL, INC.
Form 8-K dated July 27, 2004

TABLE OF CONTENTS

ITEM 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

(b) Effective September 23, 2004, Frederick H. Kopko Jr. and Nikhil Nagaswami resigned from the Board of Directors of Butler International, Inc. (the "Company"). The resignations of Messrs. Kopko and Nagaswami were not due to any disagreements with the Company's operations, policies or practices.

(d) On September 23, 2004, Frank H. Murray and Wesley B. Tyler were appointed to the Company's Board of Directors. Their appointment was pursuant to the terms of a settlement and release agreement entered into in the case known as Old Oak Partners, LLC et al. vs. Butler International Inc., et al., in the Superior Court of New Jersey, Bergen County, Court No. Ber-C-277-02. The terms and conditions of their appointment were disclosed in the Company's Definitive Proxy Statement dated August 26, 2004. Messrs. Murray and Tyler have not been appointed to serve on any committees. Messrs. Murray and Tyler are “independent directors” as defined under the listing standards of the Nasdaq, and have not entered into any transactions with management or others which would have required disclosure under Item 404(a) of Regulation S-K.

On September 23, 2004, subsequent to their appointment, Messrs. Murray and Tyler were elected to the Board of Directors by the Company's stockholders.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2004

BUTLER INTERNATIONAL, INC.
(Registrant)

By: /s/ Craig S. Tireman
Craig S. Tireman
Vice President - Finance
and Controller